Exhibit 99.1

For More Information:

Andy Bailey	Jazz Gandhi
Vice President Marketing	Account Manager
Attunity	Bite Communications
+44 1344 747416	+44 20 8834 3464
andy.bailey@attunity.com	jazz.gandhi@bitepr.com

Attunity Announces Multi-Million Dollar, Five-Year
OEM Agreement with Microsoft

Relationship extends database connectivity for Microsoft’s upcoming SQL Server 2008

BURLINGTON, MA, January 14, 2008 – Attunity (NASDAQ-CM: ATTU), a leading provider of enterprise-class software for application and data integration, and workplace solutions in the Composite Applications market, announced today that it had entered into an OEM agreement with Microsoft Corporation worth nearly $3 million, to provide its Attunity Connect adapters in the upcoming SQL Server 2008. The addition of Attunity Connect to the SQL Server Integration Services (SSIS) functionality of SQL Server extends the advantages to customers in the enterprise market.

Global in scope, the OEM agreement also covers resellers, developers and distributors. It has an initial term of five years, and Attunity estimates realizing revenue of over $1.0 million in 2008.

Attunity’s success and heritage as a leader in the data and application integration market provides Microsoft’s enterprise accounts with a robust and reliable way of accessing business critical information, taking further advantage of their data assets and helping drive efficiencies, all at a low total cost of ownership (TCO).

“We are always looking for ways to help our customers get the full value of the data stored in their line of business (LOB) solutions,” said Tom Casey, general manager of SQL Server at Microsoft. “With this capability in SQL Server and innovations from industry partners such as Attunity, we are making it easier than ever to integrate any data at high scale, enabling customers to get rich insights from their data.”

“We have had a good relationship with Microsoft for some years now, but this takes it to another level, and one which we expect to bring substantial benefits to our mutual customer base,” said Aki Ratner, CEO Attunity. “We see this OEM agreement unlocking new and exciting opportunities for both companies in the future.”

Attunity Connect, part of the Attunity Integration Suite (AIS), dramatically simplifies the access and integration to enterprise data and legacy systems. By using AIS, enterprises can enjoy standards-based rapid integration of their legacy and enterprise data assets, reducing not only project risk but also total ownership costs, and further extending the lifetime value of their existing investments.

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About Attunity
Attunity (NASDAQ-CM: ATTU) has delivered sophisticated data integration solutions for nearly 20 years and today is at the forefront of the Composite Applications market focused on the business workplace, with its flagship product Attunity InFocus. With Attunity InFocus, organizations can develop sophisticated workplace-focused applications that make business managers at all levels more effective by giving them the information, context, activity and collaboration tools to resolve the business problems that dominate their day.

With successful deployments of its software products at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; our inability to satisfy Nasdaq’s requirements for continued listing; and other factors and risks on which Attunity may have little or no control thereon. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Product and service names mentioned herein are the trademarks of their respective owners.